Exhibit 4.10
Indemnity Agreement
Dated
Between
James Hardie Building Products, Inc.,
a corporation formed under the laws of the State of Nevada
(the “Indemnitor”)
and
[                    ] (the “Indemnitee”).

Indemnity Agreement
     This Indemnity Agreement (the “Agreement”) is made and entered into this                      day of                     , 200_, by and between James Hardie Building Products, Inc., a Nevada corporation (“Indemnitor”), and                                          (the “Indemnitee”) (individually, each a “Party” and collectively the “Parties”).
Recitals
     Both Indemnitor and Indemnitee recognize the increased risk of litigation and other claims being asserted against directors and officers of public companies in today’s environment. The Indemnitee and Indemnitor are also aware that it is common for plaintiffs to name a parent company and its board of directors in lawsuits originating at the subsidiary level.
     Indemnitor acknowledges that Indemnitee has served, is serving and shall serve as a director, officer and/or employee of Indemnitor and James Hardie Industries, NV (the “Parent”) or as an Affiliate Indemnitee (as hereinafter defined), in the positions and for the entities identified on Exhibit A attached hereto, at the request of Indemnitor. The Indemnitee is only willing to continue such service as a director, officer and/or employee of Indemnitor and of Parent or as an Affiliate Indemnitee, if the Indemnitee is indemnified by the Indemnitor for any claims against Indemnitee relating, inter alia, to Indemnitee’s service as a director, officer and/or employee of Indemnitor and of Parent or as an Affiliate Indemnitee. Parent has also requested that Indemnitor provide indemnification for the Indemnitee so that it can continue to attract and retain the best qualified candidates for its Board of Directors.
     Indemnitor’s operations are by far the largest and most important segment of Parent’s business. In fiscal year 2006, Indemnitor contributed approximately 82% of Parent’s total net sales and approximately 89% of income before taxes. In that same year, 65% of the employees of the Parent and its subsidiaries worked for Indemnitor, and Indemnitor’s assets were 82% of Parent’s total assets (other than general corporate assets).
     Indemnitor recognizes that Indemnitee dedicates substantial time and effort to the concerns of Indemnitor, including time spent (a) in meetings and in preparation for meetings, reflecting the importance of Indemnitor to Parent’s corporate group, (b) to review and consider the business and affairs of Indemnitor, including through annual visits to Indemnitor’s offices and facilities, and (c) to establish policies for Indemnitor’s activities, operations, and capital improvements.
     In addition to spending time and effort in the manner described above and otherwise, Indemnitee has made, does make and will make many decisions which greatly affect and benefit Indemnitor. Such decisions include, but are not limited to, managing equity and debt issues at the Parent level, allocating Parent resources to Indemnitor and reviewing requests for Parental investment in and assistance to Indemnitor.
     Indemnitor acknowledges that, due to the benefits it receives from the service of the Indemnitee and from the valuable administrative, financial and other support provided by Parent, it has a vested corporate self-interest in ensuring that qualified individuals are not discouraged from serving as directors and officers of Parent, because of the risk of litigation or other claims. Moreover, the large and tangible benefits Indemnitor reasonably expects to derive from the activities of Indemnitee are such that the reasonably expected value to be obtained by Indemnitor from encouraging service by Indemnitee is at least as great as any reasonably expected cost.

     In part to provide the Indemnitee with specific contractual assurance of substantial protection against personal liability (regardless of, among other things, any amendment to or revocation of any other law or agreement protecting Indemnitee, or any change in Indemnitor’s or Parent’s Board of Directors, which, in the case of Parent, includes its Management Board, Supervisory Board, and Joint Board, or control of Indemnitor or Parent), the Indemnitor desires to enter into this Agreement to hold harmless and indemnify the Indemnitee and to make arrangements pursuant to which the Indemnitee may be advanced or reimbursed expenses incurred by the Indemnitee in certain proceedings, in every case to the fullest extent that would be authorized or permitted by the laws of the State of Nevada. Such agreement is not intended to be exclusive of any other rights to which the Indemnitee may be entitled.
General terms
     NOW THEREFORE, in consideration of the foregoing recitals, and of the mutual promises contained herein, which the Parties agree constitute full and adequate consideration, the Parties agree as follows:
1	Service by the Indemnitee
At the request of Indemnitor, the Indemnitee has served, is serving and shall continue to serve as a director, officer and/or employee of Indemnitor and of Parent and/or as an Affiliate Indemnitee, as shown on Exhibit A, which may be amended from time to time, for so long as he is duly elected or qualified for such service or until such time as he tenders his resignation in writing. Subject to any other contractual obligation or other obligation imposed by operation of law, the Indemnitee may at any time and for any reason resign from such position. Nothing in this Agreement will confer upon the Indemnitee the right to continue in the employ of any of Indemnitor, Parent or an Affiliate Indemnitor (as hereinafter defined).
2	Indemnification
(a)	To the fullest extent permitted by Nevada law in effect on the date hereof or as such laws may from time to time be amended, the Indemnitor shall hold harmless and indemnify the Indemnitee, his executors, administrators or assigns against any and all expenses, liabilities and losses (including, without limitation, investigation expenses, expert witnesses’ and attorneys’ fees and expenses, judgments, penalties, fines, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon and any federal, state, local or foreign taxes imposed as a result of actual or deemed receipt of any payment hereunder) actually and reasonably incurred by the Indemnitee (net of any related insurance proceeds or other amounts received by the Indemnitee or paid by or on behalf of an Indemnitor on the Indemnitee’s behalf in compensation of such expenses, liabilities or losses) in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative or in arbitration, to which the Indemnitee is a party or participant or is threatened to be made a party or participant (a “Proceeding”), as a plaintiff, defendant, respondent, witness or otherwise, based upon, arising from, relating to or by reason of the fact that the Indemnitee:
(i)	is, was, shall be or shall have been a director, officer and/or employee of Parent;

(ii)	is, was, shall be or shall have been a director, officer and/or employee of Indemnitor; or

(iii)	is or was serving, shall serve, or shall have served at the request of Indemnitor as a director, officer, partner, member, manager, trustee, fiduciary, employee or agent (“Affiliate Indemnitee”) of another foreign or domestic corporation or non-profit corporation, cooperative, partnership, joint venture, trust, employee benefit plan, or other incorporated or unincorporated enterprise (each, an “Affiliate Indemnitor”) or arising from or relating to any action or omission to act taken by the Indemnitee in any of the foregoing capacities; provided, however, that, except as provided in Section 11(d) or (e) hereof, an Indemnitor shall indemnify the Indemnitee in connection with a Proceeding initiated by the Indemnitee only if such proceeding (or part thereof) was authorised by a two-thirds vote of the Board of Directors of Indemnitor.
(b)	The Indemnitee shall be presumed to be entitled to such indemnification under this Agreement upon submission of a written claim pursuant to Section 9 hereof. Thereafter, the Indemnitor shall have the burden of proof to overcome the presumption that the Indemnitee is so entitled. Such presumption shall only be overcome by a judgment or other final adjudication, after all appeals and all time for appeals has expired (“Final Determination”), which is adverse to the Indemnitee and which establishes:
(i)	that his acts were committed in bad faith, or were the result of active and deliberate dishonesty or wilful fraud or illegality, and were material to the cause of action so adjudicated;

(ii)	that the Indemnitee in fact personally gained a financial profit or other advantage to which he was not legally entitled; or

(iii)	that indemnification of Indemnitee is prohibited by applicable law.
(c)	The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement (with or without court approval), conviction or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself create a presumption that Indemnitee is not entitled to indemnification or otherwise adversely affect the rights of the Indemnitee to indemnification except as may be provided herein.

(d)	If the Indemnitee is not wholly successful in any Proceeding but is successful on the merits or otherwise as to one or more but less than all claims, issues or matters in such Proceeding, the Indemnitor agrees to indemnify the Indemnitee to the maximum extent permitted by law against all losses and expenses incurred by the Indemnitee in connection with each successfully resolved claim, issue or matter. For the purposes of this section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal with or without prejudice shall be deemed to be a successful result as to such claim, issue or matter. Neither the failure of the Indemnitor (including its Board of Directors, legal counsel or stockholders) to have made a determination prior to the commencement of such Proceeding that indemnification of the Indemnitee is proper in the circumstances because such person has met the applicable standard of conduct, nor an actual determination by such Indemnitor (including its Board of Directors, its legal counsel or its stockholders) that the Indemnitee has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. The purchase, establishment or maintenance of any other indemnification arrangement shall not in any way diminish, restrict, limit or adversely affect the rights and obligations of the Indemnitor or of the Indemnitee under this Agreement, except as expressly provided herein, and the execution and delivery of this Agreement by the Indemnitor and the Indemnitee shall not in any way diminish, restrict, limit or adversely affect the Indemnitee’s right to indemnification from the Indemnitor or any other party or parties under any other indemnification arrangement, the Articles of Incorporation or the Bylaws of the Indemnitor (the “Charter Documents”), or applicable law.

(e)	No indemnity pursuant to this Agreement shall be paid by the Indemnitor:
(i)	in respect of remuneration paid to Indemnitee if it shall be determined by a Final Determination that such remuneration was in violation of law;

(ii)	on account of any suit in which judgment is rendered against Indemnitee for an accounting of profits made from the purchase or sale by Indemnitee of securities of Parent pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any applicable federal, state or local statutory law;

(iii)	on account of Indemnitee’s conduct which is adjudged in a Final Determination to have been knowingly fraudulent or deliberately dishonest, or to constitute wilful misconduct; or

(iv)	if a Final Determination by a court having jurisdiction in the matter shall determine that such indemnification is not lawful (and, in this respect, both the Indemnitor and the Indemnitee have been advised that the Securities and Exchange Commission believes that:
(A)	indemnification for liabilities arising under the federal securities laws is against public policy and is, therefore, unenforceable; and

(B)	claims for indemnification should be submitted to the appropriate court for adjudication).
3	Indemnification for Expenses of a Witness
Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his status as a director, officer, employee or agent or fiduciary of Parent, Indemnitor, or an Affiliate Indemnitor, a witness in any Proceeding to which Indemnitee is not a party, he shall be indemnified by the Indemnitor against all expenses actually and reasonably incurred by him or on his behalf in connection therewith.
4	Period of Limitations
No legal action shall be brought and no cause of action shall be asserted by or on behalf of Indemnitor against the Indemnitee, Indemnitee’s spouse, heirs, executors, or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, or such longer period as may be required by applicable law under the circumstances. Any claim or cause of action of the Indemnitor or its affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action the shorter period shall govern.

5	Insurance
Subject only to the provisions of this Section 5, as long as the Indemnitee shall continue to serve at the request of Indemnitor, as a director, officer and/or employee of Indemnitor or Parent (or shall continue at the request of Indemnitor to serve as an Affiliate Indemnitee) and, thereafter, as long as the Indemnitee shall be subject to any possible Proceeding by reason of the fact that the Indemnitee was a director, officer and/or employee of Indemnitor or Parent (or served in any of said other capacities), the Indemnitor shall purchase or arrange for, and maintain in effect for the benefit of the Indemnitee, one or more valid, binding and enforceable policies of directors’ and officers’ liability insurance providing adequate liability coverage for the Indemnitee’s acts as a director, officer and/or employee of Parent or Indemnitor or as an Affiliate Indemnitee (“D&O Insurance”) so far as it is reasonably available at a reasonable cost (or in the event that such third party insurance policies are not available maintain an appropriate self-insurance program). The Indemnitor shall promptly notify the Indemnitee if such D&O Insurance is not available or of any lapse, amendment or failure to renew said policy or policies or any provision thereof relating to the extent or nature of coverage provided thereunder. In the event that Indemnitor cannot purchase or maintain in effect said policy or policies of D&O Insurance pursuant to the provisions of this Section 5, the Indemnitor shall, in addition to and not in limitation of the other rights granted to the Indemnitee under this Agreement, hold harmless and indemnify the Indemnitee to the full extent of coverage which would otherwise have been provided for the benefit of the Indemnitee pursuant to the D&O Insurance. As far as is legally possible, the Indemnitor shall elect to be subrogated to the rights of the Indemnitee against a third-party claim in connection with a Proceeding and any liability arising in connection with such Proceeding, unless an insurer is entitled to be subrogated to those rights.
6	Claims for Payments
(a)	Notwithstanding any other provision of this Agreement, to the fullest extent allowed by Nevada law, the Indemnitee shall have the right to receive from the Indemnitor on demand or, at his option, to have the Indemnitor pay promptly on his behalf, within thirty (30) days of the date the Indemnitee submits a Claim (as defined below in this paragraph 6(a)) and in advance of a Final Determination of a Proceeding, all amounts payable by the Indemnitor pursuant to the terms of this Agreement as corresponding amounts are expended or incurred by the Indemnitee in connection with any Proceeding or otherwise (such amounts so expended or incurred being referred to as “Advanced Amounts”). In making any claim for payment by the Indemnitor of any amount, including any Advanced Amount, pursuant to this Agreement, the Indemnitee shall submit to the Indemnitor a written request for payment (a “Claim”) which includes a schedule setting forth in reasonable detail the dollar amount expended (or incurred or expected to be expended or incurred). Each item on such schedule shall be supported by the bill, agreement, or other documentation relating thereto, a copy of which shall be appended to the schedule as an exhibit. The Corporate Secretary of the Indemnitor shall, promptly upon receipt of such a request for indemnification, advise the Indemnitor’s Board of Directors in writing that Indemnitee has requested indemnification.

(b)	Where the Indemnitee is requesting Advanced Amounts, the Indemnitee must also provide an undertaking to repay such Advanced Amounts if a Final Determination is made that the Indemnitee is not entitled to indemnification hereunder. Any advances and undertakings to repay pursuant to this Section 6 shall be unsecured and interest free.

(c)	Notwithstanding the foregoing, the obligation of the Indemnitor to pay Advanced Amounts pursuant to this Section 6 shall be subject to the condition that, if, when and to the extent that the Indemnitor determines that Indemnitee would not be permitted to be indemnified under applicable law, Indemnitor shall be entitled to be reimbursed, within thirty (30) days of such determination, by Indemnitee (who hereby agrees to reimburse Indemnitor) for all such amounts thereto paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by Indemnitor that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse Indemnitor for any Advanced Amounts until a Final Determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed).
7	Continuation of Indemnity
All agreements and obligations of the Indemnitor contained herein shall continue during the period the Indemnitee is a director, officer and/or employee of Indemnitor or Parent (or is serving at the request of Indemnitor as an Affiliate Indemnitee) and shall continue thereafter so long as the Indemnitee shall be subject to any possible Proceeding by reason of the fact that the Indemnitee was a director, officer and/or employee of Indemnitor or Parent or served at the request of the Indemnitor as an Affiliate Indemnitee, whether or not Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer and/or employee of the Indemnitor, Parent or as an Affiliate Indemnitee at Indemnitor’s request.
8	Successors: Binding Agreement
This Agreement shall be binding on, and shall inure to the benefit of and be enforceable by, the Indemnitor’s successors and assigns and by the Indemnitee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, divisees and legatees. Indemnitor shall require any successor or assignee (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of such Indemnitor expressly to assume and agree in writing to perform this Agreement in the same manner and to the same extent that such Indemnitor would be required to perform if no such succession or assignment had taken place.
9	Notification and Defense of Claim
(a)	Promptly after receipt by the Indemnitee of notice of the commencement of any Proceeding, the Indemnitee shall, if a claim in respect thereof is to be made against an Indemnitor under this Agreement, notify such Indemnitor of the commencement thereof, but the failure to so notify such Indemnitor will not relieve the Indemnitor from any liability which it may have to the Indemnitee (except to the extent that the Indemnitor is prejudiced by such failure). With respect to any such Proceeding:

(i)	Indemnitor shall be entitled to participate therein at its own expense;

(ii)	Except with prior written consent of the Indemnitee, the Indemnitor shall not be entitled to assume the defense of any Proceeding;

(iii)	Indemnitor shall not settle any Proceeding in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s prior written consent (not to be unreasonably withheld or delayed); and

(iv)	The Indemnitee shall not settle any Proceeding without the Indemnitor’s prior written consent (not to be unreasonably withheld or delayed).
(b)	Upon written request by Indemnitee for indemnification pursuant to Section 6 hereof, a determination, if required by applicable law, with respect to Indemnitee’s entitlement thereto shall be made by the following person or persons empowered to make such determination:
(i)	the Board of Directors of Indemnitor by a majority vote of a quorum of directors of such Indemnitor who are not and were not parties to the Proceeding in respect of which indemnification is sought by Indemnitee (“Disinterested Directors”); or

(ii)	if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, said Disinterested Directors so direct, by a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent:
(A)	the Indemnitor or Indemnitee in any matter material to either such party; or

(B)	any other party to the Proceeding giving rise to a claim for indemnification hereunder (“Independent Counsel”) (notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Indemnitor or Indemnitee in an action to determine Indemnitee’s rights under this Agreement) in a written opinion to the Indemnitor’s Board of Directors, a copy of which shall be delivered to Indemnitee; or
(iii)	if so directed by said Disinterested Directors, by the stockholders of Indemnitor, and, if it is determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within thirty (30) days after such determination.
Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel, member of the Board of Directors, or stockholder of Indemnitor shall act reasonably and in good faith in making a determination under this Agreement of the Indemnitee’s entitlement to indemnification. Any costs or expenses (including attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by such Indemnitor to the extent allowed by applicable law (irrespective of the determination as to Indemnitee’s entitlement to indemnification) and the Indemnitor hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(c)	If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 9(b) hereof, the Independent Counsel shall be selected as provided in this Section 9(c). The Independent Counsel shall be selected by the Board of Directors (subject to this Section 9(c)), and the Indemnitor shall give written notice to Indemnitee advising him of the identity of the Independent Counsel so selected. Indemnitee may, within seven (7) days after receipt of such written notice of selection, deliver to the Indemnitor a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel”, as defined in this Section 9, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 9(a) hereof, no Independent Counsel shall have been selected and not objected to, the Indemnitor may petition a court of competent jurisdiction for resolution of any objection which shall have been made by Indemnitee to the Indemnitor’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 9(b) hereof. The Indemnitor shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 9(b) hereof, and the Indemnitor shall pay all reasonable fees and expenses incident to the procedures of this Section 9(c), regardless of the manner in which such Independent Counsel was selected or appointed. Upon the due commencement of any judicial proceeding or arbitration pursuant to this Agreement, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).
10	Security
To the extent requested by the Indemnitee and approved by the Board of Directors of the Indemnitor, the Indemnitor may at any time and from time to time provide security to the Indemnitee for the Indemnitor’s obligations hereunder through a line of credit, funded trust or other collateral. Any such security, once provided to the Indemnitee, may not be revoked or released without the prior written consent of the Indemnitee.
11	Enforcement
(a)	Indemnitor has entered into this Agreement and assumed the obligations imposed on Indemnitor hereby in order to induce the Indemnitee to act as a director, officer and/or employee of Indemnitor or the Parent or as an Affiliate Indemnitee and acknowledges that the Indemnitee is relying upon this Agreement in agreeing to serve or continuing in such capacity.

(b)	This Agreement is intended and shall be interpreted to supplement and not diminish any protection otherwise afforded to Indemnitee.

(c)	This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof.

(d)	All expenses incurred by the Indemnitee in connection with the preparation and submission of the Indemnitee’s request for indemnification hereunder shall be borne by the Indemnitor. In the event the Indemnitee has requested payment of any amount under this Agreement or under the D&O Insurance and has not received payment thereof within thirty (30) days of such request, the Indemnitee may bring any action to enforce his rights or such collect moneys due, and, if the Indemnitee is successful in such action, the Indemnitor shall reimburse the Indemnitee for all of the Indemnitee’s fees and expenses in bringing and pursuing such action. If it is determined that the Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, or is entitled to part (but not all) of the amounts claimed under the D&O Insurance, such fees and expenses shall be reasonably prorated. The Indemnitee shall be entitled to the advancement of such amounts to the full extent contemplated by Section 6 hereof in connection with such Proceeding.

(e)	In the event that:
(i)	Advanced Amounts are not timely provided pursuant to Section 6 of this Agreement;

(ii)	no determination with respect to the entitlement to indemnification is received by Indemnitee pursuant to Section 9 of this Agreement within twenty (20) days after receipt by the Indemnitor of the request for indemnification; or

(iii)	payment of indemnification is not made within thirty (30) days after a determination has been made that Indemnitee is entitled to indemnification pursuant to Section 9 of this Agreement, Indemnitee shall be entitled to an adjudication in a court of competent jurisdiction of his entitlement to such indemnification, alternatively, Indemnitee, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 11(e). Indemnitor shall not oppose Indemnitee’s right to seek any such adjudication or award in arbitration. Indemnitor shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 11 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that Indemnitor is bound by all the provisions of this Agreement.

(f)	In the event that the Indemnitee is subject to or intervenes in any Proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication or award in arbitration to enforce his rights under, or to recover damages for breach of this Agreement, the Indemnitee, if he prevails in whole or in part in such action, will be entitled to recover from the Indemnitor and will be indemnified by the Indemnitor against any actual expenses related thereto incurred by Indemnitee.
12	Contribution
If the indemnification provided for herein in respect of any expense, liability or loss incurred by the Indemnitee in connection with any Proceeding is determined by a court of competent jurisdiction in a Final Determination to be prohibited by applicable law or is otherwise unavailable and may not be paid to Indemnitee for any reason other than those set forth in paragraphs (i), (ii), (iii) and (iv) of Section 2(e), then the Indemnitor, in lieu of indemnifying Indemnitee, shall to the fullest extent allowed by law contribute to the amount paid or payable by Indemnitee as a result of such expense, liability or loss in such proportion as is appropriate to reflect:
(a)	the relative benefits received by the Indemnitor, the Parent and/or an Affiliate Indemnitor on the one hand and Indemnitee on the other hand from the events, circumstances, conditions, happenings, actions or transactions from which such Proceeding arose;

(b)	the relative fault of the Indemnitor, the Parent and/or an Affiliate Indemnitor (including their affiliates) on the one hand and of Indemnitee on the other hand in connection with the events, circumstances and happenings which result in such expense, liability or loss (such relative fault to be determined by reference to, among other things, the relative intent, knowledge, access to information and opportunity to correct or prevent the events, circumstances and/or happenings resulting in such expense, liability or loss of the Indemnitor, the Parent and/or an Affiliate Indemnitor on the one hand and of the Indemnitee on the other hand); and

(c)	any other relevant equitable considerations, it being agreed that it would not be just and equitable if such contribution were determined by pro rata or other method of allocation which does not take into account the foregoing equitable considerations.
13	Severability
If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever:
(a)	the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, all portions of any sections or subsections of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and

(b)	to the fullest extent possible, the provisions of any section or subsections of this Agreement containing any such provisions held to be invalid, illegal or unenforceable shall be construed so as to give effect to the intent of the Parties that the Indemnitor (or any of them) provide protection to the Indemnitee to the fullest extent enforceable.

14	Non-exclusivity; survival of rights; subrogation
(a)	The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, any other document or agreement, a vote of stockholders, a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee prior to such amendment, alteration or repeal. It is the intent of Indemnitor to provide indemnification to the fullest extent of the law. To the extent that a change in applicable law, whether by statute or judicial decision, would permit greater indemnification than otherwise permitted under this Agreement, it is the intent of the Parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy;

(b)	in the event of payment under this Agreement, the Indemnitor shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including execution of such documents as are necessary to enable the Indemnitor to bring suit to enforce such rights; and

(c)	the Indemnitor shall not be liable under this Agreement to make any payments of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.
15	Operation of Previous Deeds
(a)	Those certain agreements by and between Indemnitee and Parent, Indemnitor and/or Affiliate Indemnitor(s), attached hereto as Exhibit B, providing for indemnification of the Indemnitee by the Indemnitor, Parent or an Affiliate Indemnitor (the “Previous Deeds”), to the extent they relate to:
(i)	any obligation the Indemnitor, Parent or an Affiliate Indemnitor may have to maintain insurance in respect of the Indemnitee, are revoked; and

(ii)	all other matters, are superseded by this Agreement,
from the date hereof (the “Effective Date”).

(b)	Section 15(a) of this Agreement does not prejudice any accrued rights, obligations, claims or liabilities of a party arising under the Previous Deeds before the Effective Date with respect to any matter other than any obligation the Indemnitor, Parent and/or an Affiliate Indemnitor may have had under the Previous Deeds to maintain insurance in respect of the Indemnitee.

(c)	Without limiting Section 15(b), Section 15(a) of this Agreement does not affect the indemnities provided by the Previous Deeds in connection with any actual or alleged act, error, statement, misstatement, misleading statement, omission, neglect, conduct or breach of duty made, committed, omitted or attempted by the Indemnitee (either alone or jointly with one or more other persons) in any way connected with the Indemnitee being a director, officer and/or employee of the Indemnitor or the Parent or serving as an Affiliate Indemnitee of an Affiliate Indemnitor (an “Indemnitee’s Act”) occurring before the Effective Date. Those indemnities continue in full force and effect in connection with any Indemnitee’s Act occurring before the Effective Date even if a claim is made under the Previous Deeds after the Effective Date.
16	Modifications
No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing by the Indemnitee and an officer of the Indemnitor designated by the Board of Directors of Indemnitor. No waiver by either party at any time of any breach by the other party of, or of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time.
17	Governing law
The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Nevada, without giving effect to the principles of conflicts of laws thereof.
18	Notices
For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand against a receipt therefor, received by facsimile, or five days after being mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

If to the Indemnitee:	If to Indemnitor:

James Hardie Building Products Inc 26300 La Alameda, Ste. 100 Mission Viejo, CA 92691 Facsimile: (949) 348-4534 Attn: President

With a copy to:	With a copy to:

Facsimile:	Facsimile:
Attn:	Attn:
or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

19	Counterparts
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.
20	Headings; references; pronouns
The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof. References herein to section numbers are to sections of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as appropriate.
21	Consent to jurisdiction; choice of venue
The Indemnitor and the Indemnitee each agree that any litigation arising directly or indirectly out of, or in any way relating to this Agreement shall commence exclusively in Clark County District Court in the State of Nevada or in the United States District Court located in Clark County, Nevada, and each Party, by this Agreement hereby irrevocably consents to the jurisdiction of these courts.
22	Effectiveness
This Agreement shall be effective as of the day and year first above written, and shall apply to any Proceedings relating to matters which occurred prior to, on or after such date.
     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first written above.

JAMES HARDIE BUILDING PRODUCTS, INC.
By:
Name:
Title:

INDEMNITEE
By:
Name:

Exhibit A
Schedule of Positions Held by Indemnitee at the Request of Indemnitor, as an Officer, Director
and/or Employee of Parent or Indemnitor and/or as an Affiliate Indemnitee

Entity	Title

Exhibit B
Previous Deeds